

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

July 6, 2017

Dr. Horst G. Zerbe
Chairman, President and Chief Executive Officer
IntelGenx Technologies Corp.
6420 Abrams, Ville St-Laurent
Quebec H4S 1Y2 Canada

> **Re: IntelGenx Technologies Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 29, 2017**
> **File No. 333-217148**

Dear Dr. Zerbe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2017 letter.

General

1.   We note that you have revised the minimum offering from CA$7,000,000 to CA$5,000,000, however in multiple places, including on your cover page, continues to state that the minimum offering is CA$7,000,000. Please revise accordingly.

Plan of Distribution, page 77

2.   You have deleted language stating that if you do not raise the minimum in the offering, the Agents will return funds to those who subscribed, without deductions or interest. Please revise your disclosure to clearly state how long the offering will remain open and what you will do with the funds if you do not raise the minimum amount. Please also state whether the funds will be held in trust or escrow until the minimum is met.

Please contact Jeffrey Gabor at (202) 551-2544 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare & Insurance

cc: Richard Raymer, Esq.
     Dorsey & Whitney LLP